Morgan, Lewis & Bockius LLP 2 Palo Alto Square 3000 El Camino Real, Suite 700 Palo Alto, CA 94306 Tel: 650.843.4000 Fax: 650.843.4001 www.morganlewis.com

Thomas W. Kellerman
Partner
650.843.7550
tkellerman@morganlewis.com

April 17, 2006

VIA EDGAR AND FACSIMILE

Mr. Daniel Lee, Esq.
Division of Corporation Finance
Room 4561
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	International Microcomputer Software, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 7, 2006
File No. 0-15949

Dear Mr. Lee:

On behalf of International Microcomputer Software, Inc. (the “Company” or “IMSI”), we submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company, dated April 14, 2006 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A originally filed on March 24, 2006 and amended on April 7, 2006 (the “Proxy Statement”). The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company's response to the Staff’s comments.

Financial Statements

1.
We note AccessMedia’s acquisition of Media Zone, Peoplecaster and Myvod in 2005. In light of the significance of the AccessMedia transaction to you, and the significance of AccessMedia’s acquisitions to it, explain how you have considered providing financial statements meeting the requirements of Rule 3-05 of Regulation S-X for the AccessMedia acquisitions. As part of your response, provide an analysis of the significance of the AccessMedia acquisitions to AccessMedia.

Mr. Daniel Lee, Esq.
April 17, 2006

The Company has carefully considered the issues identified by this comment and reviewed the applicable requirements of the Schedule 14A and Regulation S-X with respect to the possible inclusion of financial statements of the acquired subsidiaries of AccessMedia (the “Acquired Subsidiaries”). Based on this review, as described in detail below, the Company has determined that this presentation is not required or necessary to fully inform the stockholders of the Company for purposes of their vote concerning the proposed acquisition of AccessMedia. The Company’s analysis set forth below includes a description of the background of the AccessMedia acquisitions and the nature of the acquired subsidiaries, a review of the significance of the past operations of these subsidiaries to the Company, and a description of the available information currently included in IMSI’s preliminary proxy materials. It is also important to note that audited financial statements do not currently exist for the Acquired Subsidiaries, so any requirement to include such financial statements would entail substantial additional time and expense.

Background of Acquired Subsidiaries

The Company at all times negotiated and considered the acquisition of AccessMedia solely through discussions with the principal stockholders and management of AccessMedia. The controlling stockholders of AccessMedia and the Acquired Subsidiaries determined to combine the businesses into one corporate entity to facilitate their potential acquisition and future operation. IMSI was not interested in acquiring any one of the individual entities but rather was looking to implement a strategy of offering a full solution to the market that includes all necessary rights to the “virtual set-top box” software that allows users to access real-time interactive media over the Internet, together with rights to Internet advertising and media content manipulation and media content libraries. This combination of intellectual property rights and an operating business will allow the Company to address all relevant aspects of this target market. Accordingly, the opportunity to acquire a combined entity under the AccessMedia corporate parent was of significant interest to the Company.

It is important to note that each of the Acquired Subsidiaries predominately existed to hold various intellectual property rights, including rights to various related pieces of software technology and rights to libraries of media content. None of the Acquired Subsidiaries was engaged in active operations prior to their acquisition by AccessMedia. This is borne out by the minimal revenues earned by the Acquired Subsidiaries during the portion of 2005 prior to their acquisition by AccessMedia, as described in greater detail below.

Lack of Significance to IMSI

None of the Acquired Subsidiaries was significant relative to IMSI during any prior period. The book value of the assets of the Acquired Subsidiaries as of June 30, 2005 was approximately 0.1% of the IMSI book value as of that date. The pre-tax income (loss) attributable to the Acquired Subsidiaries for the 12 months ended June 30, 2005 was approximately 1.1% of the pre-tax income (loss) of IMSI for the same period. It is not actually possible to specifically allocate the purchase price of AccessMedia as a whole under the Merger Agreement to each of the Acquired Subsidiaries. While the total purchase price results in AccessMedia meeting the significance tests set forth in Regulation S-X, this is the reason audited financial statements of AccessMedia as a whole are included in the Preliminary Proxy Materials. As noted above, at no time did IMSI consider purchasing any of the Acquired Subsidiaries on a stand-alone basis. It at all times negotiated and considered the acquisition only of the complete business on a combined basis.

Mr. Daniel Lee, Esq.
April 17, 2006

As part of its due diligence analysis, the Company did look at all of the elements of AccessMedia, as well as its combined operations and prospects, in determining the purchase price. The Company’s determination of value is described in large part in the description of the analysis of Deson & Co. that underlies its opinion to the Board of Directors of IMSI, as set forth on pages 29 - 34 of the Preliminary Proxy Materials. This analysis did not include any allocation of value among the Acquired Subsidiaries or their individual assets. Under purchase accounting, the Company is required to reach a determination of the value of the assets that it acquires and a preliminary allocation of the purchase price for this purpose is set forth in Unaudited Pro Forma Condensed Combined Consolidated Financial Statements included in Annex F-2 to the Preliminary Proxy Materials. This allocation was prepared based on all of the assets currently held by AccessMedia on a combined basis, without consideration to whether those assets were originally held by AccessMedia or any of the Acquired Subsidiaries, or were developed after the date the Acquired Subsidiaries were acquired.

Available Information in the Preliminary Proxy Materials

The disclosures already contained in the Preliminary Proxy Materials currently on file are clearly sufficient to fully inform the IMSI shareholders of all relevant information necessary for them to vote on the proposed acquisition. As noted above, the Company’s strategy has been to acquire all intellectual property rights and business operations necessary to conduct the business of AccessMedia as a combined whole. The Acquired Subsidiaries prior to their acquisition by AccessMedia existed primarily to hold various intellectual property rights, not as independent operating businesses. All of those assets are now owned by AccessMedia and were included in the audited Consolidated Balance Sheet of AccessMedia as of December 31, 2005, which is contained at pages F-1-4 and F-1-5 of the Preliminary Proxy Materials. As a result, separate audited balance sheets for each of the Acquired Subsidiaries are not necessary, as the shareholders of IMSI have the benefit of an audited balance sheet that includes all of the assets and liabilities of these entities.

The very limited operations of the Acquired Subsidiaries are reflected in the Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations of IMSI and AccessMedia set forth at page F-2-4 of the Preliminary Proxy Materials. The total combined net revenues of the Acquired Subsidiaries for the 12 months ended June 30, 2005 in the case of Peoplecaster, Inc. and Myvod, Inc. and the 10 months ended May 13, 2005 in the case of MediaZone Ltd. were $86,000. The total combined net loss for the Acquired Subsidiaries for this time period was ($88,000). It would be completely impractical and of virtually no benefit to the shareholders of IMSI to create audited statements of operations for these entities to further detail this very low level of revenue and net loss. As reflected in the Preliminary Proxy Materials, the net revenues and net loss for IMSI for the 12 months ended June 30, 2005 were $13.9 million and ($1.8 million), respectively.

Mr. Daniel Lee, Esq.
April 17, 2006

The detailed description of the acquisitions of the Acquired Subsidiaries set forth at Note D to the audited Consolidated Financial Statements of AccessMedia, set forth at pages F-1-13 to F-1-16 of the Preliminary Proxy Materials, provides substantial information about these entities and is more than sufficient to fully inform the shareholders of IMSI of all relevant information necessary for an informed vote concerning the proposed acquisition of AccessMedia. In fact, there is a substantial risk that the inclusion of quite extensive additional financial statements and footnotes for three separate but very small operations in a document that is already 250 pages long would serve as a distraction without further enlightening the IMSI shareholders.

Finally, the cost of preparing and auditing separate financial statements for each of the Acquired Subsidiaries would be extensive. Moreover, such an undertaking would significantly delay the date that the acquisition opportunity could be put to a vote of the IMSI shareholders, and would therefore delay the consummation of the proposed transaction. The Company and the management of AccessMedia believe that this delay would be a significant harm to the market position of the combined business, and thus would be detrimental to the shareholders of IMSI. The industry in which this business participates is highly competitive and is evolving quickly. They believe it is very important that these companies begin to operate on a combined basis as soon as possible.

Accordingly, the Company strongly believes that separate financial statements of the Acquired Subsidiaries would be of virtually no practical value to the shareholders of IMSI. The Preliminary Proxy Materials provide extensive information concerning AccessMedia and the proposed transaction and the additional information that would be contained in such additional financial statements would be essentially duplicative and, as a result, of little or no benefit to the IMSI shareholders.

Mr. Daniel Lee, Esq.
April 17, 2006

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

General

2.
Explain how you have determined that you will be the acquiring entity for accounting purposes. In this regard, tell us how you have evaluated the factors identified in SFAS 141, par. 17. As part of your response, explain how you considered the 35,000,000 additional shares that could be earned and awarded to current stockholders of AccessMedia.

The Company carefully considered the question of which entity should be considered the acquiring entity for accounting purposes in connection with determining and negotiating the structure and terms of the acquisition. In doing so, the Company reviewed and considered paragraph 17 of SFAS 141. Based on this review and considering all of the relevant facts regarding the parties to the merger and the terms of the transaction, the Company is comfortable that IMSI is properly treated as the acquiring entity. The principal considerations in reaching this determination were: (i) the uncertainty regarding the likelihood that any additional shares of IMSI would be earned under the earn-out terms of the Merger Agreement; (ii) the continuing role of the directors and executive management team of IMSI, and the voting agreement terms with respect thereto; (iii) the lack of familiarity of the AccessMedia management with operations as a public company and the attendant need for IMSI’s management to continue to perform these functions; and (iv) the likelihood of significant additional stock, warrant and option issuances to parties other than AccessMedia stockholders, thus further diluting the voting power of the AccessMedia stockholders.

FASB Statement No. 141, "Business Combinations", Paragraph 17 states:

“17. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a. The relative voting rights in the combined entity after the combination — all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Mr. Daniel Lee, Esq.
April 17, 2006

b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest — all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

c. The composition of the governing body of the combined entity — all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

d. The composition of the senior management of the combined entity — all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

e. The terms of the exchange of equity securities - all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.”

The Company’s analysis with respect to each of the foregoing considerations is as follows:

Introduction. Structurally, all of the presumptions contemplated by the introductory portion of paragraph 17 are met in the acquisition in question. IMSI is the entity that will issue the equity interests. IMSI is by far the larger entity in terms of both revenues and assets. The Company has two active lines of business that have been in operation for several years. As described in the Preliminary Proxy Materials, AccessMedia has a limited operating history to date. Neither entity’s prior name will be used following the merger but rather the combined company will operate under a new name.

a. Upon the closing of the acquisition, the shareholders of IMSI will own a majority of the voting power of the combined corporation. Moreover, the shareholders of AccessMedia have agreed to sign a voting agreement whereby they agree to vote all of their shares in IMSI in favor of the nominees to the Board of Directors of the combined company proposed by IMSI, until such time, if ever, that the former AccessMedia stockholders own a majority of the outstanding shares of IMSI. In turn, IMSI has agreed to appoint to its Board of Directors one person designated by the AccessMedia stockholders’ representative. As a result, following the closing, the IMSI will consist of seven members nominated by the IMSI Board and one member nominated on behalf of the former AccessMedia stockholders.

Mr. Daniel Lee, Esq.
April 17, 2006

IMSI has agreed that if AccessMedia achieves cumulative revenue of at least $20 million, then it will nominate for election to a majority of the seats on the Board of Directors individuals designated by the AccessMedia stockholders’ representative. This provision was considered by IMSI’s management in connection with the application of paragraph 17. The Company determined that there was substantial uncertainty as to whether this condition would be satisfied. In the year ended December 31, 2005, AccessMedia had total net revenues of $1.7 million. While it is possible that this condition will be satisfied, the timing and probability are sufficiently uncertain such that this term did not change the overall mix of factors relevant to paragraph 17, and the Company determined that the better analysis was to treat IMSI as the acquiring entity.

In addition, the Company took into consideration the earn-out provisions of the Merger Agreement in its analysis of paragraph 17. While under these provisions, the stockholders of AccessMedia could potentially obtain a majority of the outstanding stock of IMSI, the Company determined that this potential result is not as yet probable for accounting purposes and, accordingly, it is the better approach to treat IMSI as the acquiring entity. This determination is based upon the relatively low level of revenue realized by AccessMedia to date and the uncertainty around the ability to grow these revenues in a highly competitive industry. The thresholds for the issuance of additional shares are quite substantial and there is no certainty at this time that those thresholds will be met.

b. Following the acquisition, there will be multiple holders of large blocks of IMSI’s stock, each of which are expected to act independently. As set forth in the Beneficial Ownership table at page 68 of the Preliminary Proxy Materials, IMSI currently has a 24% owner and a 10% owner, prior to giving effect to the merger. In addition, all current directors and officers of IMSI as a group currently own 14.8% of the outstanding shares. The shares to be issued to the current stockholders of AccessMedia will be divided among five entities, the largest of which will own approximately the same number of IMSI shares following the initial closing as the current largest Company shareholder. Of particular importance is the effect of the voting agreement described above on the voting power of the shares to be issued to the AccessMedia stockholders. Upon the closing of the acquisition, the stockholders of AccessMedia have agreed to vote their IMSI shares in favor of the IMSI nominees to the Board, only one of which will be an AccessMedia nominee. This arrangement will remain in place until such time, if ever, that the former AccessMedia stockholders hold a majority of the IMSI shares. In addition, the Company has proposed to amend its stock option plan to add 6.5 million shares to the plan. The issuance of these shares will result in dilution of the AccessMedia stockholders’ positions. Finally, although no specific transaction is currently planned, the Company may also enter into additional financing or acquisition transactions in the future, which would further dilute the ownership positions of the AccessMedia stockholders.

Mr. Daniel Lee, Esq.
April 17, 2006

c. As described above, following the closing of the acquisition, a voting agreement will be in place whereby the former AccessMedia stockholders will be obligated to vote in favor of IMSI’s nominees to the Board and IMSI will nominate one AccessMedia nominee out of seven total directors. If the AccessMedia stockholders obtain a majority of the outstanding shares, IMSI will be obligated at that time to nominate their nominees to a majority of the Board seats. However, the Company has determined that this contingent right is not sufficiently probable to alter the determination that IMSI should be treated as the acquiring entity for accounting purposes.

d. Following the acquisition, the current CEO, CFO and the heads of both of IMSI’s existing lines of business will continue in those roles in the combined business. Only one senior management member from AccessMedia, the head of that line of business, will fulfill a senior management position at IMSI. As noted above, none of the management personnel at AccessMedia has significant management experience in public companies. One of the principal reasons the parties decided to combine the two companies was to allow the AccessMedia business to have the benefit of the experienced management team at IMSI.

e. The terms of exchange contemplated by this portion of paragraph 17 are not relevant to the acquisition in question, as AccessMedia is not publicly traded.

For all of the reasons outlined above, the Company reached a considered determination that it is most appropriate to reflect IMSI as the acquiring company in the accounting treatment for the proposed acquisition.

We would again greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter. The Company is planning to mail definitive proxy materials at the earliest opportunity and to conduct its Annual Meeting of Shareholders as soon as possible. Please contact the undersigned at (650) 843-7550 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP
Thomas W. Kellerman

cc:	Mark P. Shuman, Branch Chief - Legal
Anne Nguyen, Special Counsel
Robert O’Callahan
J. Taylor Browning
Peter S. Park